Exhibit 99.1

Franco-Nevada Reports Strong Q1 2016 Results and Increases Quarterly Dividend

TORONTO, May 4, 2016 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) is pleased to report its financial results for the first quarter of 2016.  All figures are in U.S. dollars unless noted and highlights include:

•      Record 106,621 Gold Equivalent Ounces(1) (“GEOs”), a 25% increase over Q1 2015;

•      Record $132.0 million in revenue, a 21% increase;

•      Net Income of $30.0 million, or $0.18 per share;

•      Adjusted Net Income(2) of $28.0 million, or $0.17 per share;

•      Adjusted EBITDA(3) of $103.7 million, or $0.62 per share;

•      $500 million acquisition of a precious metals stream with reference to production from Antapaccay;

•      $883.5 million of net proceeds raised through a bought deal equity financing;

•      Quarterly dividend increased 4.8% to $0.22 per share.

“Franco-Nevada’s recent investments at Antamina and Antapaccay helped generate the record quarterly GEOs and revenue results,” stated David Harquail, CEO.  “These investments have further strengthened and diversified our portfolio with long duration quality assets.  Thanks to the support of our investors, Franco-Nevada was able to raise equity financing and is again debt free.  The Company now has over $186 million in cash and short-term investments and $1 billion in available credit facilities so is well positioned to continue to grow the portfolio.  I am particularly proud that Franco-Nevada has today raised its dividend for the ninth consecutive year since its IPO.  This speaks to the strength of the portfolio and the business model.

REVENUES AND GEOs BY ASSET CATEGORIES

	For the three months ended March 31, 2016		For the three months ended March 31, 2015
	Revenue (in millions)	GEOs(1) #	Revenue (in millions)	GEOs(1) #
Precious Metals - Gold	$91.5	76,753	$86.1	70,511
- Silver	26.8	22,627	5.6	4,676
- PGM	7.6	5,196	9.7	7,983
Precious Metals - Total	$125.9	104,576	$101.4	83,170
Other Minerals	2.5	2,045	2.3	1,911
Oil & Gas	3.6		5.5
	$132.0	106,621	$109.2	85,081

For the first quarter of 2016, revenue was sourced 95% from precious metals (69% gold, 20% silver and 6% PGM) and 82% from the Americas (13% U.S., 16% Canada and 53% Latin America). Costs and expenses increased due to higher depletion and cost of sales as a result of the recent Antamina and Antapaccay acquisitions. Oil & gas production levels were stable while associated revenue was down slightly year over year due to lower average oil and gas prices. Cash provided by operating activities before changes to working capital was $99.4 million.

Corporate Updates

•      Antapaccay: On February 26, 2016, Franco-Nevada acquired for $500.0 million a precious metals stream from Glencore plc with reference to production from the Antapaccay mine located in Peru.

•      Equity Financing: On February 19, 2016, Franco-Nevada completed a bought deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. Net proceeds were $883.5 million. As the existing shelf prospectus was mostly utilized, a new $2 billion shelf prospectus was filed on May 2, 2016.

•      Debt Repayment: In March, all outstanding debt balances were repaid. At the end of the quarter, Franco-Nevada had $186 million in cash and short-term investments and $1 billion in available credit facilities.

Portfolio Updates

•      Precious Metals — U.S.: GEOs from U.S. precious metals assets were essentially unchanged year over year with increases from Goldstrike largely offsetting decreases at Stillwater and Gold Quarry. The South Arturo project currently being advanced by joint venture partners Barrick Gold and Premier Gold Mines is expected to contribute later in 2016. Klondex Mines is reporting exploration success at Fire Creek where Franco-Nevada has a 2.5% royalty.  Franco-Nevada has agreed to restructure its existing royalties at the Castle Mountain gold project into a single 2.65% royalty covering a larger property.

•      Precious Metals — Canada: GEOs from Canadian precious metals assets decreased compared with the first quarter 2015 with higher contributions from Detour Lake, Hemlo and Musselwhite being more than offset by a weaker quarter from Sudbury due to PGM prices.  Operatorship of several Canadian royalties moved into stronger hands with Lake Shore Gold being acquired by Tahoe Resources and St Andrew Goldfields by Kirkland Lake Gold.

•      Precious Metals - Latin America: GEOs from Latin American precious metals assets increased substantially as a result of the recent investments in Antamina and Antapaccay.  Antamina delivered 17,781 GEOs while Antapaccay delivered 8,918 GEOs. The Antapaccay precious metals stream was acquired during the quarter and the GEOs received reflects only two months of deliveries during a seasonably weak period.  Candelaria also had a strong quarter and Lundin Mining has revised its guidance higher for 2016.  The Cobre Panama project continues to advance and Franco-Nevada expects to advance $25-35 million in the second quarter.

•      Precious Metals — Rest of World: GEOs from Rest of World precious metals assets decreased slightly year over year mainly due to timing of deliveries from the Sabodala fixed ounce obligation.  Karma contributed an initial 1,250 GEOs in the quarter with 12,500 GEOs scheduled to be delivered in 2016. True Gold, the previous operator of the Karma mine, was acquired by Endeavour Mining subsequent to quarter end.  Kinross has announced it is proceeding with a Phase One expansion of the Tasiast mine, on which Franco-Nevada has a 2% royalty, which it expects will increase average production to 409,000 ounces per annum from 2018 to 2027. Kinross also indicated that it is studying a larger Phase Two expansion which could result in even higher production.

•      Oil & gas: Revenue from oil & gas assets was $3.6 million in Q1 2016 compared with $5.5 million in Q1 2015. Most of the decrease in revenue is attributable to lower realized oil prices.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.22 per share. The dividend is a 4.8% increase from the previous $0.21 per share quarterly dividend and marks the ninth consecutive annual dividend increase for Franco-Nevada shareholders. Canadian investors in Franco-Nevada’s IPO in December 2007 are now receiving an effective 7.3% yield on their cost base.

The dividend will be paid on June 30, 2016 to shareholders of record on June 16, 2016. The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on May 3, 2016. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company adopted a Dividend Reinvestment Plan (“DRIP”) commencing with the October 2013 dividend. Participation in the DRIP is optional. The Company will issue the additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP.  However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, May 5, 2016 at 8:30 a.m. Eastern Time to review Franco-Nevada’s first quarter 2016 results.

Interested investors are invited to participate as follows:

•      Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450

•      Conference Call Replay until May 12:  Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 91205248.

•      Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
416-306-6328	416-306-6303

info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory,  political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR.

(1)         GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For Q1 2016, the average commodity prices were as follows: $1,181/oz gold (2015 - $1,219/oz); $14.83/oz silver (2015 - $16.71/oz); $914/oz platinum (2015 - $1,193/oz) and $524/oz palladium (2015 - $786/oz).

(2)         Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

(3)         Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense/recovery, finance income and expenses, foreign exchange gains/losses, gains/losses on the sale of investments, depletion and depreciation, non-cash costs of sales and impairment charges related to royalties, streams, working interests and investments.

Reconciliation to Non-IFRS measures:

	Three months ended March 31,
(expressed in millions, except per share amounts)	2016	2015
Net Income	$30.0	$19.2
Income tax expense	8.1	9.0
Finance expenses	1.3	0.4
Finance income	(1.1)	(0.8)
Depletion and depreciation	65.5	51.7
Non-cash costs of sales	1.8	1.1
Impairment charges	—	0.1
Gains/losses on sale of investments	(1.5)	—
Foreign exchange (gains)/losses and other (income)/expenses	(0.4)	2.6
Adjusted EBITDA	$103.7	$83.3
Basic Weighted Average Shares Outstanding	166.8	156.5

Adjusted EBITDA per share	$0.62	$0.53

	Three months ended March 31,
(expressed in millions, except per share amounts)	2016	2015
Net Income	$30.0	$19.2
Foreign exchange (gains)/losses and other (Income)/expenses, net of income tax	(2.0)	3.2
Mark-to-market changes on derivatives, net of income tax	—	—
Impairment charges, net of income tax	—	—
Indexation adjustment	—	(0.4)
Valuation allowance	—	0.9
Impact of change in depreciation rate	—	—
Impact of tax rate increases	—	—
Adjusted Net Income	$28.0	$22.9
Basic Weighted Average Shares Outstanding	166.8	156.5

Adjusted Net Income per share	$0.17	$0.15

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	March 31, 2016	December 31, 2015

ASSETS
Cash and cash equivalents (Note 4)	$176.3	$149.2
Short-term investments (Notes 5 & 8)	10.6	18.8
Receivables (Note 8)	49.9	65.1
Prepaid expenses and other (Note 6)	32.5	41.6
Current assets	269.3	274.7

Royalty, stream and working interests, net	3,749.5	3,257.5
Investments (Notes 5 & 8)	114.0	94.8
Deferred income tax assets	16.4	16.1
Other assets (Note 7)	32.0	31.2

Total assets	$4,181.2	$3,674.3

LIABILITIES
Accounts payable and accrued liabilities	$18.2	$18.0
Current income tax liabilities	1.7	2.8
Current liabilities	19.9	20.8

Debt (Note 13)	—	457.3
Deferred income tax liabilities	27.1	33.2
Total liabilities	47.0	511.3

SHAREHOLDERS’ EQUITY (Note 14)
Common shares	4,626.7	3,709.0
Contributed surplus	42.5	44.3
Deficit	(310.7)	(302.2)
Accumulated other comprehensive loss	(224.3)	(288.1)
Total shareholders’ equity	4,134.2	3,163.0

Total liabilities and shareholders’ equity	$4,181.2	$3,674.3

The accompanying notes are an integral part of these interim consolidated financial statements and can be found in our Q1 2016 Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended March 31,
	2016	2015

Revenue (Note 9)	$132.0	$109.2

Costs and expenses
Costs of sales (Note 10)	24.4	22.4
Depletion and depreciation	65.5	51.7
Impairment of royalty, stream and working interests	—	0.1
Corporate administration (Notes 11 & 14(c))	5.4	4.1
Business development	0.3	0.5
	95.6	78.8

Operating income	36.4	30.4

Foreign exchange gain (loss) and other income (expenses) (Note 5)	1.9	(2.6)
Income before finance items and income taxes	38.3	27.8

Finance items
Finance income	1.1	0.8
Finance expenses	(1.3)	(0.4)
Net income before income taxes	38.1	28.2

Income tax expense (Note 12)	8.1	9.0

Net income	$30.0	$19.2

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in market value of available-for-sale investments, net of income tax of $0.2 (2015-income tax recovery of $1.1) (Note 5)	15.8	(6.7)
Realized change in market value of available-for-sale investments	(1.5)	—
Currency translation adjustment	49.5	(89.2)
Other comprehensive income (loss):	63.8	(95.9)

Total comprehensive income (loss)	$93.8	$(76.7)

Basic earnings per share (Note 15)	$0.18	$0.12
Diluted earnings per share (Note 15)	$0.18	$0.12

The accompanying notes are an integral part of these interim consolidated financial statements and can be found in our Q1 2016 Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the three months ended March 31,
	2016	2015
Cash flows from operating activities
Net income	$30.0	$19.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	65.5	51.7
Other non-cash items	(0.5)	0.1
Gain on sale of investments (Note 5)	(1.5)	—
Non-cash cost of sales (Note 10)	1.8	1.1
Deferred income tax expense (Note 12)	2.6	1.7
Share-based payments (Note 14(c))	1.3	1.4
Unrealized foreign exchange loss	0.2	2.5
Mark-to-market on warrants (Note 5)	—	0.2
	99.4	77.9
Changes in non-cash assets and liabilities:
Decrease in receivables	15.2	16.2
Increase in prepaid expenses and other	(14.6)	(22.8)
Decrease in current liabilities	(0.9)	(1.9)
Net cash provided by operating activities	99.1	69.4

Cash flows from investing activities
Proceeds on sale of investments	10.6	—
Acquisition of investments	(0.7)	(21.6)
Proceeds from the sale of gold bullion	24.9	14.2
Acquisition of royalty, stream and working interests	(516.1)	(12.9)
Purchase of property and equipment	—	(0.1)
Purchase of oil & gas well equipment	(0.7)	(0.7)
Net cash used in investing activities	(482.0)	(21.1)

Cash flows from financing activities
Net proceeds from issuance of common shares (Note 14)	883.5	—
Repayment of Credit Facility (Note 13)	(460.0)	—
Payment of dividends (Note 14(b))	(28.3)	(23.9)
Proceeds from exercise of stock options (Note 14(a))	10.2	0.3
Net cash provided by (used in) financing activities	405.4	(23.6)
Effect of exchange rate changes on cash and cash equivalents	4.6	(18.7)
Net change in cash and cash equivalents	27.1	6.0
Cash and cash equivalents at beginning of period	149.2	592.5
Cash and cash equivalents at end of period	$176.3	$598.5

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$1.2	$0.3
Income taxes paid during the period	$5.5	$9.8

The accompanying notes are an integral part of these interim consolidated financial statements and can be found in our Q1 2016 Report available on our website.